Annual Report 2001



mocon®

Scientific and Technical Instruments






SUNDRIES
SALT WATER


CLINCHER



About the Company

MOCON, Inc. develops and manufactures scientific testing and measurement instrumentation that verifies product integrity, assesses materials, and analyzes gases, as well as providing consulting and analytical services for companies involved in the manufacture of a variety of products.

MOCON has built a reputation as a leading authority in various niche testing markets, now with more than 30 years of experience.

The Company markets products and services to research laboratories, production environments, and quality control applications in the life science, medical, biotechnology, food, pharmaceutical, plastics, paper, electronics, oil and gas, and other industries.

MOCON's shares are traded on the Nasdaq Stock Market[sm] under the symbol MOCO.

This report contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include but are not limited to: uncertainties relating to competition and technological change, setbacks in product development programs, slower-than-anticipated customer acceptance of new products, dependence on certain key industries, risk associated with the Company's acquisition strategy and international operations, and other factors set forth in the Company's filings with the Securities and Exchange Commission.

Financial Highlights

(In thousands except per share data)	2001	2000	1999	1998	1997
Operations Data:					
Sales	**$ 19,261**	$ 17,319	$ 17,001	$ 14,624	$ 16,390
Net income	**$ 3,421**	$ 3,270	$ 2,899	$ 2,328	$ 3,728
Net income per share: Basic	**$ .62**	$ .55	$ .46	$ .37	$ .58
Diluted	**$ .61**	$ .55	$ .46	$ .36	$ .57
Dividends declared per share	**$ .24**	$ .225	$ .20	$ .20	$ .18
Balance Sheet Data:					
Total assets	**$ 18,958**	$ 18,418	$ 18,204	$ 17,675	$ 17,404
Long-term liabilities	**$ 320**	$ 187	$ 112	$ 98	$ 2

Record Sales and Earnings Per Share in 2001



Sales
$17.0*
$17.3*
$19.3*
1999
2000
2001
*in Millions
Net Income
$2.89*
$3.27*
$3.42*
1999
2000
2001
*in Millions
Earnings Per Share
$0.46*
$0.55*
$0.61*
1999
2000
2001
*diluted

Letter to Shareholders

Added to the challenges of an already tough business year, were the tragic events of September 11th. I don't believe any of us will ever forget where we were and what we were doing on that fateful day. It truly was a tragedy of international proportions.

Somehow, thankfully, we were eventually able to continue our daily business after a period of shock, indignation and healing. I have often thought of sending flowers to the brave customer who was the first to issue us a purchase order in the period after September 11th.



$9.66
$6.50
12 months

In the 12 months since year-end 2000 our stock price has increased by 49%.

12/31/00 - 12/31/01

Today, I am pleased to report that MOCON not only survived, but prospered, in 2001. We experienced our best sales year in the Company's history, our twentieth consecutive year of profitability, and we achieved a record in earnings per share.

Revenue for 2001 was $19.3 million, representing an 11 percent increase over the prior year. Net income for the year was $3.4 million or $0.61 per share, up 11 percent compared to $0.55 per share in 2000.

As we move forward into 2002, MOCON remains as strong as ever.

Our business strategy is to control our niches through a combination of great products and services, solid, imaginative management and outstanding employees, coupled with a large installed base of loyal but demanding customers.

Experienced management.

Our five Business Units are under the direction of talented, experienced managers. Each of them is profit-driven and profit-compensated, with a mission to profitably grow his or her important part of MOCON's overall business.

Our traditional core business, instruments to measure the permeability of materials, remains strong, with a continuing large international component. Fortune 500® food, pharmaceutical, and medical companies depend on MOCON's unique instruments to ensure that their products perform all the way through their intended shelf-lives. Our headspace analyzers and leak detectors round out our offerings in this important market.

Our Consulting and Testing Services Business Unit continues to work with major clients to solve problems and to further their in-house new product development. Our scientists are viewed as industry experts in their areas of expertise, and are frequently called upon to address conferences and industry groups, helping to increase MOCON's stature and reputation.

MOCON's Separation Sciences Group continues to develop and offer exciting technologies to customers in their market niches. For example, in Boston, our subsidiary Lab Connections, Inc. has entered into a partnership with a major instrument manufacturer to introduce an innovative new system for the proteomics and drug discovery market. We believe this will become an important contributor to our entry into the rapidly growing world of life sciences and the many business opportunities which lie within.

In Texas, MOCON's subsidiary Microanalytics Instrumentation Corp. continues to develop and offer new and exciting technologies in the areas of flavor and aroma research. Working with grants from the USDA, while partnering with Texas A & M University and leading commercial companies, our scientists are helping the world better understand the intricacies involved in food and beverage aromas, flavors, and off-odors. Again, we are helping our customers make their products better.

MOCON's Medical Package Integrity Business Unit, an internal start-up, is still in its initial ramp-up stage. Field tests of its first product are now finished, with very satisfactory results, leading us to believe that its technology will become the basis for a profitable business for MOCON in the near future. We believe medical device manufacturing companies have a need for our patented product in order to ensure compliance with FDA regulations regarding package sterility.

Our fourth quarter acquisition of Baseline Industries in Colorado, renamed Baseline-MOCON, Inc., has proven to be very successful. Functioning as our fifth Business Unit, Baseline is a solid, well established organization which brings new markets and technologies to MOCON. In addition to the anticipated and realized synergies in several areas, Baseline allows us to reach out and diversify with gas analyzer technologies and products which we understand. We welcome all of our new co-workers and the solid management team at Baseline-MOCON, Inc.

Niche markets in growing business sectors.

In summary, MOCON today is a technology-rich company, aimed at targeting specialized market applications which permit concentration in niches, a Company committed to common goals of growth, continued profitability, increased shareholder value, and a strong vision to the future.

We appreciate the support of our many loyal shareholders, and promise to continue to work hard on your behalf.

Sincerely,



Robert L. Demorest
President, Chief Executive Officer and
Chairman of the Board

We have been referred to as a *"BlueChip - MicroCap."*

We appreciate the confidence our investors have shown in our commitment to a quality balance sheet and our focus on growth with profitability.



Revenue Growth

MOCON offers a broad array of scientific instrument products and services with a strategy of employing its product development and technological capabilities, manufacturing processes, and marketing skills in niche markets where the company believes it can successfully compete to become the market leader.

In these niche markets the Company is focused on several growing business sectors where its systems and technology address applications of particular interest to the growth component of that sector.



Worldwide distribution of products and services in over 60 countries supported by our manufacturing facilities and laboratories located throughout the United States.

Biotechnology

In biotechnology, for example, one of the fastest growing areas involves drug discovery and protein-based drugs. Growth rates in this sector have historically been 14%, according to The Medical & Healthcare Marketplace Guide, with significantly greater potential as more and more products make it to the market.

The human genome area is moving at a very fast pace as companies convert this recent knowledge and understanding of human genes into therapeutic proteins. We think MOCON has an important role in the research that is taking place to make this happen through the equipment offered by our Lab Connections subsidiary in Boston, MA, which facilitates the analysis of those proteins.

Medical Devices and Pharmaceuticals

Selection of materials is critical to the manufacture and use of medical devices. The sterile packaging of these products requires several quality control steps to assure compliance. MOCON makes systems which evaluate the integrity of these packages to help avoid delivery of a non-sterile product.

The Company offers several systems and services to pharmaceutical companies to help ensure FDA compliance. The Weighing Group sells capsule and tablet weighing systems, the Permeation and CTS Groups offer packaging analysis, and Lab Connections markets systems that analyze drug ingredients.

According to The Medical & Healthcare Marketplace Guide, growth in these sectors continues at 7% to 10%. Consumers can delay non-essential purchases, but healthcare continues to be an area that is not only of the highest priority, but it's also a purchase that is usually paid for by someone else.

"MOCON's growth is linked to several growing industry sectors."







Growth by Sector



Proteomics / Drug Discovery
Pharmaceuticals & Medical Devices

Positioned



ell in Good Markets



Laboratories around the globe use MOCON Systems & Services to make their own products better.

Food & Beverages

In recent years, according to S&P Industry Surveys, operating profit for the food industry has been in the 5% to 8% range. This is a sector MOCON has been selling into for more than 30 years, is well known as a market leader, and enjoys excellent brand identification.

A variety of the Company's systems and services are used to develop and evaluate food and beverage products, processes, and packaging. Shelf-life considerations continue to be a driving factor in ensuring freshness, taste and quality. Food safety, flavor and aroma analysis (and off-odor issues), are just a few of the applications where the Company's Permeation, CTS, Leak Detection and Microanalytics Groups have products or services.

Oil & Gas Exploration

The Company's recent acquisition of Baseline Industries addresses another niche application area, with a series of scientific instruments that enhance exploration efforts by locating oil and gas layers, in addition to systems for pipeline gas monitoring. This fits well with certain of the Company's Microanalytics' products which are used in petroleum and petrochemical plant design and modeling.

Consumer Products

With scientific expertise accumulated through many years, each of our Product Groups offers systems or services that can improve product performance. The consumer sector provides MOCON with a wide array of business opportunities. Projects and applications range from toothpaste to golf ball covers, tennis shoe air bladders to contact lenses. Electronic applications include cell phones, computers and components. This list includes mystery, intrigue and detective work. The Company has helped beer producers realize that ingredient variations affect taste, and that taco shell crispness can be compromised by one small step in the production process. We call it "flavor forensics."

At the heart of all these applications is the need for information and scientific expertise. MOCON's many patented technologies, when coupled with our knowledge and ability to solve issues for customers whose own businesses are growing, are the niches in which we thrive.

"We have good people and good products in growing markets."







Profitability


1.26 PPM
mocon
1234

Food & Beverages / Oil & Gas

Consumer Products

Selected Quarterly Financial Data

(Unaudited) in Thousands, Except Per Share Data

	Quarter			
	1st	2nd	3rd	4th
2001				
Net Sales	$ 4,539	$ 4,619	$ 4,624	$ 5,479
Gross Profit	$ 2,780	$ 2,873	$ 2,847	$ 2,990
Net Income	$ 844	$ 877	$ 881	$ 819
Net Income Per Share				
Basic	$ 0.15	$ 0.16	$ 0.16	$ 0.15
Diluted	$ 0.15	$ 0.16	$ 0.16	$ 0.15
2000				
Net Sales	$ 4,292	$ 4,291	$ 4,267	$ 4,469
Gross Profit	$ 2,665	$ 2,719	$ 2,618	$ 2,795
Net Income	$ 794	$ 810	$ 827	$ 839
Net Income Per Share				
Basic	$ 0.13	$ 0.13	$ 0.14	$ 0.14
Diluted	$ 0.13	$ 0.13	$ 0.14	$ 0.14

Common Stock Information

Market for the Company's Common Stock and Related Stockholder Matters.

As of March 14, 2002 there were 431 record holders of the Company's Common Stock. The Company's Common Stock trades on the Nasdaq Stock Market under the symbol MOCO. The following table sets forth, for the fiscal periods indicated, the high and low quotations for the Company's Common Stock as reported by the Nasdaq National Market System.

	2001			2000		
Q	Low	High	Dividend	Low	High	Dividend
1st	$6.13	$7.31	$ .06	$5.06	$7.69	$ .055
2nd	5.85	7.70	.06	5.00	6.00	.055
3rd	6.40	9.40	.06	5.19	7.00	.055
4th	7.00	10.10	.06	5.50	6.88	.060

Corporate Information

Officers

Robert L. Demorest
Chairman, President and
Chief Executive Officer

Daniel W. Mayer
Executive Vice President

Dane D. Anderson
Vice President,
Chief Financial Officer,
Treasurer and Secretary

Douglas J. Lindemann
Vice President

Ronald A. Meyer
Vice President

Board of Directors

Robert L. Demorest
Chairman, President and
Chief Executive Officer
MOCON

Dean B. Chenoweth
Executive Vice President
Advantek, Inc.

J. Leonard Frame
Chairman and Chief Executive Officer
Phoenix Solutions Co.

Daniel W. Mayer
Executive Vice President
MOCON

Ronald A. Meyer
Vice President
MOCON

Richard A. Proulx
Certified Public Accountant
and Independent Consultant

Paul L. Sjoquist
Registered Patent Attorney
and Independent Consultant

Tom C. Thomas
Partner
Oppenheimer Wolff & Donnelly, LLP

Shareholder Information

Independent Auditors
KPMG LLP
Minneapolis, Minnesota

Legal Counsel
Oppenheimer Wolff &
Donnelly, LLP
Minneapolis/St. Paul,
Minnesota

Market Makers
Spear, Leeds & Kellogg
NDB Capital Markets
Knight Securities L.P.
Miller Johnson Steichen Kinn.
B-Trade Services LLC

Investor Relations Contact
Shareholders and prospective investors are welcome to call or write MOCON with questions or requests for information. Inquiries should be directed to Investor Relations at the Company Headquarters address.

Company Headquarters
MOCON, Inc.
7500 Boone Avenue North
Minneapolis, Minnesota 55428
USA
763-493-6370

Common Stock
The Common Stock of MOCON trades on the Nasdaq Stock Market under the symbol MOCO.

Annual Meeting
The Annual Meeting of Shareholders will be held on May 21, 2002 at 4:00 P.M., at the Company Headquarters
7500 Boone Avenue North
Minneapolis, Minnesota
55428

Form 10-K
A copy of the Company's Form 10-K annual report may be obtained by writing to the Company Headquarters address, attention Investor Relations.

Transfer Agent
Wells Fargo Bank Minnesota, N.A. Inquiries concerning transfer requirements, stock holdings, dividend checks and change of address should be directed to:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
Tel: 1-800-468-9716

mocon®

mocon®

7500 Boone Avenue North
Minneapolis, Minnesota 55428
USA
763-493-6370

Website: www.mocon.com

MOCON, Inc. is an Equal Opportunity/Affirmative Action Employer who is committed to seeking qualified candidates for all positions regardless of race, sex, age, religion, color, national origin, physical or mental disability, sexual orientation, marital status or status with regard to military service or public assistance.



MOCON, INC.

Consolidated Financial Statements
and
Management's Discussion and Analysis of Financial Condition and Results of Operations
for
2001 Annual Report to Shareholders

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
MOCON, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of MOCON, Inc. (the Company) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MOCON, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP

Minneapolis, Minnesota
February 21, 2002

MOCON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
Current assets:		
Cash and temporary cash investments	$ 1,030,596	$ 641,942
Marketable securities, current	3,168,858	4,755,640
Trade accounts receivable, less allowance for doubtful accounts of $200,000 in 2001 and $159,000 in 2000	4,271,430	2,848,049
Other receivables	30,527	118,807
Inventories	3,662,043	2,127,059
Prepaid expenses	250,319	243,291
Deferred income taxes	429,399	343,000
Total current assets	12,843,172	11,077,788
Marketable securities, noncurrent	735,463	4,111,690
Property, plant, and equipment, net	2,263,505	1,198,954
Other assets:		
Software development costs, net of accumulated amortization of $4,414	422,660	—
Goodwill, net of accumulated amortization of $359,867 in 2001 and $245,585 in 2000	1,346,795	841,516
Technology rights and other intangibles, net of accumulated amortization of $423,094 in 2001 and $281,186 in 2000	1,207,794	1,055,543
Other	138,719	132,087
Total other assets	3,115,968	2,029,146
	$18,958,108	$18,417,578

See accompanying notes to consolidated financial statements.

MOCON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Current liabilities:		
Accounts payable	$ 1,301,097	$ 859,103
Accrued compensation and vacation	773,906	603,929
Other accrued expenses	321,651	288,749
Accrued product warranties	251,318	271,702
Accrued income taxes	194,037	242,891
Dividends payable	328,524	348,916
Total current liabilities	3,170,533	2,615,290
Deferred income taxes	319,603	187,000
Total liabilities	3,490,136	2,802,290
Stockholders' equity:		
Capital stock — undesignated; authorized 3,000,000 shares	—	—
Common stock — $.10 par value; authorized 22,000,000 shares; issued and outstanding 5,476,453 shares in 2001 and 5,809,431 shares in 2000	547,645	580,943
Capital in excess of par value	105,057	—
Retained earnings	14,806,169	15,034,345
Accumulated other comprehensive income	9,101	—
Total stockholders' equity	15,467,972	15,615,288
Commitments and contingencies (note 5)		
	$18,958,108	$18,417,578

See accompanying notes to consolidated financial statements.

MOCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Sales			
Products	$16,934,902	$14,845,148	$14,916,521
Consulting services	2,326,432	2,474,017	2,084,954
Total sales	19,261,334	17,319,165	17,001,475
Cost of sales			
Products	6,516,224	5,269,118	5,382,430
Consulting services	1,254,821	1,252,873	970,041
Total cost of sales	7,771,045	6,521,991	6,352,471
Gross profit	11,490,289	10,797,174	10,649,004
Selling, general, and administrative expenses	5,814,588	5,329,514	5,474,447
Research and development expenses	1,042,961	1,126,564	1,234,204
Operating income	4,632,740	4,341,096	3,940,353
Investment income	435,928	468,176	418,814
Income before income taxes	5,068,668	4,809,272	4,359,167
Income taxes	1,648,000	1,539,000	1,460,000
Net income	$ 3,420,668	$ 3,270,272	$ 2,899,167
Net income per common share:			
Basic	$ .62	$ .55	$ .46
Diluted	$ .61	$ .55	$ .46
Weighted average shares outstanding:			
Basic	5,526,139	5,980,467	6,250,254
Diluted	5,609,079	5,995,353	6,268,358

See accompanying notes to consolidated financial statements.

MOCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2001, 2000, and 1999

	Common stock		Capital in excess of par value	Retained earnings	Accumulated other comprehensive income	Total
	Number of shares	Amount				
Balance, December 31, 1998	6,287,960	$628,796	$ 934,031	$13,543,242	$ —	$15,106,069
Stock options exercised	48,300	4,830	217,926	—	—	222,756
Purchase and retirement of common stock	(263,163)	(26,316)	(1,151,957)	(548,569)	—	(1,726,842)
Dividends declared ($.20 per share)	—	—	—	(1,246,172)	—	(1,246,172)
Net income and comprehensive income	—	—	—	2,899,167	—	2,899,167
Balance, December 31, 1999	6,073,097	607,310	—	14,647,668	—	15,254,978
Stock options exercised	16,223	1,622	71,871	—	—	73,493
Purchase and retirement of common stock	(279,889)	(27,989)	(71,871)	(1,553,475)	—	(1,653,335)
Dividends declared ($.225 per share)	—	—	—	(1,330,120)	—	(1,330,120)
Net income and comprehensive income	—	—	—	3,270,272	—	3,270,272
Balance, December 31, 2000	5,809,431	580,943	—	15,034,345	—	15,615,288
Stock options exercised	29,425	2,942	169,496	—	—	172,438
Purchase and retirement of common stock	(362,403)	(36,240)	(64,439)	(2,337,574)	—	(2,438,253)
Dividends declared ($.24 per share)	—	—	—	(1,311,270)	—	(1,311,270)
Net income	—	—	—	3,420,668	—	3,420,668
Adjustment for unrealized gain on marketable equity securities	—	—	—	—	9,101	9,101
Comprehensive income						3,429,769
Balance, December 31, 2001	5,476,453	$547,645	$ 105,057	$14,806,169	$9,101	$15,467,972

See accompanying notes to consolidated financial statements.

MOCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	**$ 3,420,668**	$ 3,270,272	$ 2,899,167
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on disposition of long-term assets	**331**	56,635	38,698
Depreciation and amortization	**798,859**	730,231	611,596
Deferred income taxes	**17,000**	77,000	(49,000)
Changes in operating assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	**(826,753)**	(350,199)	(373,790)
Other receivables	**88,280**	20,674	(12,377)
Inventories	**(44,074)**	(22,471)	217,599
Prepaid expenses	**30,146**	(81,704)	74,071
Accounts payable	**133,044**	6,073	51,494
Accrued compensation and vacation	**77,828**	(71,410)	234,643
Other accrued expenses	**(38,150)**	(26,240)	36,849
Accrued product warranties	**(50,384)**	(12,025)	32,869
Accrued income taxes	**(3,105)**	(161,242)	21,450
Net cash provided by operating activities	**3,603,690**	3,435,594	3,783,269
Cash flows from investing activities:			
Purchases of marketable securities	**(1,211,734)**	(5,324,204)	(6,379,304)
Proceeds from sales of marketable securities at maturity	**6,183,844**	5,063,669	5,794,760
Cash paid in acquisitions, net of cash acquired	**(3,606,234)**	—	—
Purchases of property and equipment	**(515,549)**	(540,097)	(475,250)
Proceeds from sale of property and equipment	**705**	18,686	18,308
Purchases of software	**(427,074)**	—	—
Purchases of patents and trademarks	**(34,884)**	(414,629)	(50,169)
Other	**(6,632)**	(6,188)	(6,361)
Net cash provided by (used in) investing activities	**382,442**	(1,202,763)	(1,098,016)

See accompanying notes to consolidated financial statements.

MOCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from financing activities:			
Proceeds from the exercise of stock options	**$ 109,658**	$ 40,368	$ 14,630
Purchase and retirement of common stock	**(2,378,473)**	(1,620,804)	(1,524,021)
Dividends paid	**(1,328,663)**	(1,286,291)	(1,252,440)
Net cash used in financing activities	**(3,597,478)**	(2,866,727)	(2,761,831)
Net increase (decrease) in cash and temporary cash investments	**388,654**	(633,896)	(76,578)
Cash and temporary cash investments:			
Beginning of year	**641,942**	1,275,838	1,352,416
End of year	**$ 1,030,596**	$ 641,942	$ 1,275,838
Supplemental disclosures of cash flow information:			
Cash paid during the year for income taxes	**$ 1,677,736**	$ 1,623,242	$ 1,487,550
Supplemental schedule of noncash investing and financing activities:			
Noncash purchase and retirement of common stock	**$ 59,780**	$ 32,531	$ 202,821
Noncash exercise of stock options	**62,780**	33,125	208,126
Dividends accrued	**328,524**	348,916	305,680

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

MOCON, Inc. (the Company) operates in a single industry segment: the development, manufacturing, and marketing of measurement, analytical, monitoring, sample preparation, and consulting products used to detect, measure, and analyze gases and chemical compounds for customers in the barrier packaging, food, pharmaceutical, and other industries throughout the world. The following is a summary of the significant accounting policies used in the preparation of the Company's consolidated financial statements.

(a) Principles of Consolidation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

(b) Statements of Cash Flows The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Temporary cash investments consist of short-term investments which are readily convertible to cash.

(c) Marketable Securities Marketable securities at December 31, 2001 consist of United States government obligations, municipal bonds, and certificates of deposit. The Company classifies its debt and marketable equity securities as available-for-sale.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and are reported as a separate component of stockholders' equity until realized.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in income and are derived using the specific identification method for determining the cost of securities sold.

During fiscal year 2001, the Company sold held-to-maturity securities prior to their maturity. As a result of the sale of these securities before their maturity, the Company is required to reclassify all securities as available-for-sale. Available-for-sale securities are recorded at fair value and resulted in a net unrealized gain of $9,101 within stockholders' equity. Realized gains and losses are recorded based on the specific identification method.

(d) Inventories Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method (FIFO), and market represents the lower of replacement cost or estimated net realizable value.

(e) Property, Plant and Equipment Property, plant and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred and significant renewals and betterments are capitalized.

(f) Intangible Assets Intangible assets are carried at cost less accumulated amortization and consist of goodwill, technology rights, software development costs, patents, and trademarks. Goodwill represents the excess of the purchase price over the fair value of assets acquired. Costs incurred in connection with applications for new patents are deferred until a final determination, with respect to the application, is made by appropriate regulatory agencies. Costs of patents abandoned are charged to income in the period of abandonment. Technology rights and software development costs are amortized on a straight-line basis over 3 to 10 years. Patent costs are amortized over the lesser of 17 years or their estimated useful lives using the straight-line method. Trademarks are amortized over five years.

(1) Summary of Significant Accounting Policies (continued)

During fiscal 2000, the Company purchased $184,000 in technology rights and $180,000 in patents which are being amortized over 7 and 10 years, respectively.

(g) Income Taxes The Company uses the asset and liability method for computing its deferred taxes. Under the asset and liability method, deferred taxes are based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense represents the change in deferred tax assets and liabilities during the year.

(h) Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that could significantly affect the results of operations or financial condition of the Company include the estimation of doubtful accounts receivable and inventory obsolescence.

(i) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Fair Value of Financial Instruments The Company's financial instruments are recorded in its consolidated balance sheet. The carrying amount for cash and temporary cash investments, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair values of investments in marketable securities are based on quoted market prices and are summarized in note 2.

(k) Revenue Recognition Revenue is recognized upon shipment of product or upon completion of services.

In 2001, the Company adopted the provisions of Emerging Issues Task Force Issue 00-10 (EITF 00-10), Accounting for Shipping and Handling Fees and Costs. The Company has historically classified shipping and handling costs billed to customers as an offset in cost of sales, with the related expenses being recorded in cost of sales. Effective with the adoption of EITF 00-10, $186,000, $161,000 and $164,000 of shipping and handling costs billed to customers were reclassified from cost of sales to revenues for the years ended December 31, 2001, 2000 and 1999, respectively.

(l) Advertising Costs The Company incurs advertising costs associated with trade shows, print advertising, and brochures. Such costs are charged to expense as incurred. Advertising expense was $302,000, $211,000, and $192,000, in 2001, 2000, and 1999, respectively.

(m) Net Income per Common Share Basic net income per common share is computed by dividing net income by the weighted average of common shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted average of common and dilutive potential common shares outstanding during the year.

(1) Summary of Significant Accounting Policies (continued)

(n) Stock-Based Employee Compensation The Company uses the intrinsic-value method for employee stock-based compensation pursuant to APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Under the guidelines of Opinion 25, compensation cost for stock-based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant and the amount an employee must pay to acquire the stock. The Company adopted the disclosure provisions for employee stock-based compensation and the fair-value method for nonemployee stock-based compensation of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation.*

(o) Reclassifications Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

(p) New Accounting Pronoucements The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (as amended by SFAS No. 137), which establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value beginning with the first quarter of fiscal 2001. The adoption of SFAS No. 133 did not impact the Company's financial condition or results of operations.

In July 2001, the FASB issued Statement No. 141, *Business Combinations,* and Statement No. 142, *Goodwill and Other Intangible Assets.* Statement No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.*

The Company adopted the provisions of Statement No. 141 on July 1, 2001 and Statement No. 142 effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 have not been amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 have been amortized prior to the adoption of Statement No. 142.

Statement No. 141 requires, upon adoption of Statement No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. Upon adoption of Statement No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

As of December 31, 2001, the Company has unamortized goodwill in the amount of approximately $1,347,000 and unamortized identifiable intangible assets related to acquisitions in the amount of approximately $958,000, both of which are subject to the transition provisions of Statement Nos. 141 and 142. Amortization expense related to goodwill was approximately $114,000 and $123,000 for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statement No. 142, it is not practicable to reasonably estimate the impact of adopting this statement on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

(1) Summary of Significant Accounting Policies (continued)

In October 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* it retains many of the fundamental provisions of that statement. SFAS No. 144 becomes effective for fiscal years beginning after December 15, 2001. The Company is evaluating SFAS No. 144 to determine the impact on its financial condition and results of operations.

(2) Marketable Securities

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 2001 and 2000 were as follows:

	2001			
	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available for sale:				
Municipal bonds	$1,085,799	$9,101	$ —	$1,094,900
Other securities	2,809,421	—	—	2,809,421
	$3,895,220	$9,101	$ —	$3,904,321

	2000			
	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Held-to-maturity:				
Municipal bonds	$5,266,204	$ 18,271	$(4,179)	$5,280,296
Other securities	3,601,126	132,578	(392)	3,733,312
	$8,867,330	$150,849	$(4,571)	$9,013,608

Other securities consist primarily of U.S. government obligations and marketable certificates of deposit. For the year ended December 31, 2001, 2000 and 1999, gross realized gains were $18,753, $0, and $0, respectively. For the year ended December 31, 2001, 2000 and 1999, gross realized losses were $1,253, $0, and $0, respectively.

(2) Marketable Securities (continued)

Maturities of investment securities classified as available-for-sale and held-to-maturity were as follows at December 31, 2001 and 2000:

	2001		2000	
	Amortized cost	**Fair value**	Amortized cost	Fair value
Available-for-sale:				
Due within one year	$3,160,430	$3,168,858	$ —	$ —
Due after one through five years	734,790	735,463	—	—
	$3,895,220	$3,904,321	$ —	$ —
Held-to-maturity:				
Due within one year	$ —	$ —	$4,755,640	$4,768,435
Due after one through five years	—	—	4,111,690	4,245,173
	$ —	$ —	$8,867,330	$9,013,608

(3) Inventories

The major components of inventories are as follows:

	2001	2000
Finished products	$ 338,852	$ 138,505
Work-in-process	1,316,881	710,351
Raw materials	2,006,310	1,278,203
	$3,662,043	$2,127,059

(4) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2001	2000	Estimated useful lives
Land	$ 200,000	$ —	—
Buildings	445,833	—	27 years
Machinery and equipment	3,197,277	2,678,703	3 to 10 years
Office equipment	651,960	548,957	2 to 15 years
Leasehold improvements	654,526	462,591	1 to 5 years
Vehicles	168,759	99,146	3 to 5 years
Total property, plant, and equipment	5,318,355	3,789,397	
Less: Accumulated depreciation	(3,054,850)	(2,590,443)	
Net property, plant, and equipment	$ 2,263,505	$ 1,198,954	

Depreciation and amortization of property, plant and equipment charged to earnings was $525,254, $468,613, and $418,083 for the years ended December 31, 2001, 2000, and 1999, respectively.

(5) Commitments and Contingencies

(a) Leases

The Company leases its facilities and certain equipment pursuant to operating leases. The facility leases expire at various times through June 2010 and require the Company to pay operating costs, including real estate taxes.

Rental expense, including charges for operating costs, was as follows:

2001	2000	1999
$429,329	$410,303	$389,143

The following is a schedule of future minimum lease payments, excluding charges for operating costs, for operating leases as of December 31, 2001:

Year ending December 31:	
2002	$ 327,000
2003	332,901
2004	297,402
2005	253,743
2006	259,644
Later years	932,358
	$2,403,048

(b) Executive Severance Agreements

The Company has entered into severance agreements with four executives that require payment of two times their annual salary if they are terminated within 24 months after a change of control occurs or upon the occurrence of other events as described in the agreements.

(6) Income Taxes

The provision for income taxes consists of the following:

	2001	2000	1999
Current tax expense:			
Federal	**$1,410,000**	$1,246,000	$1,311,000
State	**221,000**	216,000	198,000
Total current expense	**1,631,000**	1,462,000	1,509,000
Deferred	**17,000**	77,000	(49,000)
Provision for income taxes	**$1,648,000**	$1,539,000	$1,460,000

(6) Income Taxes (continued)

The effective income tax rate varies from the federal statutory tax rate for the following reasons:

	Percentage of pretax income for years ended December 31,		
	2001	2000	1999
Tax at statutory federal income tax rate	**34.0%**	34.0%	34.0%
Increases (reductions) in taxes resulting from:			
State income taxes, net of federal benefit	**2.9**	3.0	2.9
Tax-exempt earnings of FSC	**(2.9)**	(2.3)	(2.4)
Tax-exempt investment earnings	**(0.8)**	(1.9)	(2.3)
Other	**(0.7)**	(0.8)	1.3
Effective income tax rate	**32.5%**	32.0%	33.5%

The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

	2001	2000
Deferred tax assets:		
Allowance for doubtful accounts not currently deductible	**$ 72,000**	$ 57,000
Inventory costs not currently deductible	**17,000**	39,000
Inventory reserves	**161,000**	78,000
Warranty reserves	**85,000**	98,000
Other accruals	**113,000**	71,000
Other intangibles	—	47,000
Total deferred tax assets	**448,000**	390,000
Deferred tax liabilities:		
Technology rights	**(151,000)**	(173,000)
Excess of book over tax depreciation	**(78,000)**	(61,000)
Other intangibles	**(109,000)**	—
Total deferred tax liabilities	**(338,000)**	(234,000)
Net deferred tax asset	**$ 110,000**	$ 156,000

The Company has determined that establishing a valuation allowance for the deferred tax assets is not required since it is more likely than not that the deferred tax assets will be realized through future taxable income.

(7) Stockholders' Equity

From time to time, the Company's Board of Directors authorizes the repurchase of common stock. In February of 2001, the Company's Board of Directors authorized the repurchase of up to $2.5 million of the Company's common stock. Pursuant to this authorization, the Company has acquired $2,053,469 of common stock of which $2,000,027 was acquired from the Company's former CEO.

As of December 31, 2001, the Company has reserved 2,788 shares of common stock for options that are still available for grant under the Company's stock option plans, and 539,795 shares for options that have been granted but have not yet been exercised.

Under the stock option plans, option exercise prices are 100% of the market value of the common stock at the date of grant, except for incentive options granted under the 1992 and 1998 Plans to persons owning more than 10% of the Company's stock, in which case the option price is 110% of the market value, and nonqualified options granted under the 1992 and 1998 Plans, which may be granted at option prices no less than 25% of the market value. Exercise periods are generally for five to ten years. Certain of the plans allow for the granting of nonqualified stock options. Upon the exercise of these nonqualified options, the Company may realize a compensation deduction allowable for income tax purposes. The after-tax effect of these tax deductions is included in the accompanying consolidated financial statements as an addition to capital in excess of par value.

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* Accordingly, no compensation cost has been recognized with respect to the Company's stock option plans. Had compensation cost for these plans been determined based on the fair value methodology prescribed by SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net earnings — as reported	**$3,420,668**	$3,270,272	$2,899,167
Net earnings — pro forma	**3,133,517**	3,066,627	2,818,972
Earnings per share — as reported:			
Basic	**.62**	.55	.46
Diluted	**.61**	.55	.46
Earnings per share — pro forma:			
Basic	**.57**	.51	.45
Diluted	**.56**	.51	.45

(7) Stockholders' Equity (continued)

The pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999:

	2001	2000	1999
Dividend yield	**3.10%**	3.30%	2.50%
Expected volatility	**44%**	53%	44%
Risk-free interest rate	**4.6%**	6.2%	5.5%
Expected lives	**8.0 years**	7.9 years	7.0 years

Information regarding the Company's stock option plans for 2001, 2000, and 1999 is as follows:

	Shares	Weighted-average exercise price
Options outstanding, December 31, 1998	302,288	$6.42
Granted	5,000	5.69
Exercised	(48,300)	4.61
Canceled or expired	(30,095)	6.09
Options outstanding, December 31, 1999	228,893	6.83
Granted	197,000	5.87
Exercised	(16,223)	4.53
Canceled or expired	(28,655)	6.29
Options outstanding, December 31, 2000	381,015	6.47
Granted	216,750	6.94
Exercised	(29,425)	5.86
Canceled or expired	(28,545)	5.81
Options outstanding, December 31, 2001	539,795	$6.73

	2001	2000	1999
Weighted-average fair value of options, granted during the year	**$ 2.68**	$ 2.67	$ 2.23
Weighted-average exercise price of options, exercisable at end of year	**$ 6.73**	$ 6.66	$ 6.77
Options exercisable	**332,333**	221,440	143,221

(8) Income per Common Share

The following table presents a reconciliation of the denominators used in the computation of net income per common share — basic and net income per common share — diluted for the years ended December 31, 2001, 2000, and 1999:

	2001	2000	1999
Weighted shares of common stock outstanding — basic	**5,526,139**	5,980,467	6,250,254
Weighted shares of common stock assumed upon exercise of stock options	**82,940**	14,886	18,104
Weighted shares of common stock outstanding — diluted	**5,609,079**	5,995,353	6,268,358

The following represents securities outstanding at December 31, 2001, 2000, and 1999, which have been excluded from the net income per common share calculations because the effect on net income per common share would not have been dilutive:

	2001	2000	1999
Options	**59,780**	94,620	107,335

(9) Sales

Export sales were $8,303,688, $7,067,386, and $6,202,822, in 2001, 2000, and 1999, respectively. Of the export sales, $1,855,840, $3,182,898, and $2,766,956, in 2001, 2000, and 1999, respectively, were to customers in Western Europe. Sales to customers in Japan were $3,282,264, $1,833,964, and $1,442,925, for 2001, 2000, and 1999, respectively. The Company's products are marketed outside of North America through various independent representatives. One independent representative accounted for approximately 10%, 16%, and 15%, of sales in 2001, 2000, and 1999, respectively. Another independent representative accounted for approximately 14%, 9%, and 6%, of sales in 2001, 2000, and 1999, respectively.

(10) Savings and Retirement Plan

The Company has a 401(k) Savings and Retirement Plan covering substantially all of its employees. The Company provides matching contributions in accordance with the plan. The Company's contributions to this plan in 2001, 2000, and 1999 were $53,412, $47,895, and $40,626, respectively.

(11) Acquisition

Effective October 1, 2001, the Company acquired Baseline-MOCON, Inc. (Baseline) of Lyons, Colorado, a manufacturer of gas analysis and monitoring instrumentation used in applications such as oil and gas exploration, process gas analysis, and industrial hygiene and safety applications. This acquisition increases the number of gas chromatography markets served by the Company and is expected to reduce costs through economies of scale. The acquisition, valued at approximately $3.6 million, was recorded using the purchase method of accounting and, accordingly, the acquired operations of Baseline have been included in the results of operations since the date of acquisition. The purchase price has been allocated to the net assets acquired based on estimated fair market values at the date of acquisition. The assets that comprise the $268,000 of other intangibles include: trademarks of $3,000, customer list of $30,000, backlog valuation of $15,000, product designs and drawings of $50,000, product manuals and marketing materials of $40,000, computer software of $80,000 and proprietary processes of $50,000. The cost of acquired intangible assets will be amortized on a straight-line basis typically over periods of 2 to 5 years. The estimated fair values of assets and liabilities acquired in the acquisition are summarized as follows:

	Total
Cash	$ 3,397
Net current assets	2,124,712
Property, plant and equipment	1,077,417
Goodwill	619,561
Other intangibles	268,000
Other assets	2,150
Current liabilities	(468,151)
Long-term liabilities	(17,455)
	$ 3,609,631

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of Baseline had occurred as of the beginning of fiscal 2000. Pro forma adjustments consist primarily of realization of other intangible amortization:

	2001	2000
Net sales	**$22,055,156**	$22,392,429
Net income	**3,270,669**	3,422,911
Net income per common share:		
Basic	**0.59**	0.57
Diluted	**0.58**	0.57

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report includes certain statements that are deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Annual Report, other than statements of historical facts, are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond our control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expects," "believes," "anticipates," "estimates," "continues," "projects," "potential," or "plan" or the negative of these or other similar terms. We caution you that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

SUMMARY

On January 28, 1998 we acquired Microanalytics Instrumentation Corp. of metro Austin, Texas and on December 7, 1998 we acquired Lab Connections, Inc. of metro Boston, Massachusetts. In October 2001, we acquired Questar Baseline Industries, Inc. from Questar InfoComm, Inc., a subsidiary of Questar Corporation, which we subsequently renamed "Baseline-MOCON, Inc." (Baseline). Baseline is located near Denver, Colorado. The acquisitions were recorded using the purchase method of accounting and, accordingly, their results of operations have been included since the acquisition dates. Sales increased 11% in 2001 compared to 2000, while net income increased 5% for the same period. Our financial position as of December 31, 2001 reflects an increase in working capital of $1,210,141 to $9,672,639, compared to $8,462,498 at December 31, 2000. Diluted earnings per share were $0.61 in 2001, $0.55 in 2000, and $0.46 in 1999.

RESULTS OF OPERATIONS

Net sales were $19,261,334 in 2001, compared to $17,319,165 in 2000 and $17,001,475 in 1999. The increase in sales from 2000 to 2001 was due primarily to increases in the foreign sales volume of our permeation products, domestic and foreign sales volume of our weighing products, and the addition of Baseline effective October 2001, offset by mostly domestic decreases in the sales volume of our sample preparation products and consulting and analytical services products. In 2001, international sales increased 17% to $8,303,688 and domestic sales increased 7% to $10,957,646. International sales were 43% of total sales in 2001, compared to $7,067,386, or 41% of sales in 2000, and $6,202,822, or 36% of total sales in 1999. We use a network of independent representatives to market and service our products in foreign countries. The increase in the foreign sales volume of our permeation products was primarily due to increased sales to Japan, which we believe was the result of extraordinary selling efforts by our Japanese representative in 2001. We believe that the decrease in domestic sales of our sample preparation products was the combined result of a slowing domestic economy in 2001 and the change to a new domestic independent sales representative organization in 2001, which proved to be unsuccessful. We are currently in the process of signing up multiple independent representatives to sell our sample preparation products domestically. Several of these representatives have been successful in selling these products for us in the past. The increase in sales from 1999 to 2000 was due primarily to increases in the sales volume of our permeation, leak detection, sample preparation, and consulting and analytical services products, offset by decreases in the sales volume of the Company's gauging and weighing products.

Total sales of our permeation products increased in 2001 due mostly to expanded penetration in foreign markets. We have also introduced lower priced, less precise permeation products in recent years in an effort to increase sales volume, particularly in less developed international markets. We are positioning our permeation products to address applications outside the traditional measurement of barrier packages and materials. Products have been introduced to analyze high transmitting materials such as fresh salad bags, surgical gowns and diaper linings. Permeation products accounted for approximately 62%, 63%, and 62% of our consolidated sales in 2001, 2000, and 1999, respectively.

Weighing product sales increased in 2001 due to increased sales of both our VERICAP and AB weighing systems. Weighing products decreased in 2000 due to declining sales of the VERICAP high-speed capsule weighing and sorting system. Weighing products accounted for approximately 9%, 7% and 10% of the Company's consolidated sales in 2001, 2000, and 1999, respectively.

We believe that sample preparation product sales decreased in 2001 due to the factors mentioned above. Sales of these products increased in 2000 versus 1999 due to increased market penetration.

The majority of consulting and analytical services sales are to domestic customers. We believe that the primary cause for the decrease in these sales between 2000 and 2001 was the slowdown in the domestic economy in 2001, which resulted in a reduced demand for our advanced testing services. Consulting and analytical services increased in 2000 over 1999 as our expertise in the areas of advanced material analysis and specialty permeation testing expanded.

Sales of headspace analyzer and leak detection products remained generally consistent in 2001 compared to 2000 and 1999.

Baseline, acquired effective October 1, 2001, manufactures our gas analyzer products. Their sales for the period from October 1, 2001 through December 31, 2001, totaling $1,348,101, are included in our total 2001 consolidated sales.

Our gross profit margin was 60%, 62% and 63% in each of the fiscal years ended December 31, 2001, 2000 and 1999, which is in line with our historical averages. The 2001 gross profit margin percentage was lower due in part to fair value assigned to acquired inventory associated with the acquisition of Baseline. We anticipate a somewhat lower gross margin percentage in 2002 due to Baseline's overall gross margin percentage being lower than our historical averages.

Selling, general and administrative ("SG&A") expenses were $5,814,588 in 2001 or 30% of sales, compared to $5,329,514, or 31% of sales in 2000, and $5,474,447, or 32% of sales in 1999. The increase in SG&A expenses from 2000 to 2001 is primarily due to an increase in travel, marketing and other expenses associated with the increase in sales, including fourth quarter Baseline sales and marketing expenses, offset somewhat by a decrease in legal expenses in 2001 versus 2000 for legal fees incurred in the prior year to protect confidential information of the Company. The related matter was settled in 2000. The decrease in SG&A expenses from 1999 to 2000 is primarily due to a decrease in general and administrative expenses associated with the retirement of the Company's former Chief Executive Officer.

Research and development expenses amounted to $1,042,961, or 5% of sales in 2001, compared to $1,126,564, or 7% of sales in 2000, and $1,234,204, or 7% of revenue in 1999. For the foreseeable future, we expect to allocate on an annual basis approximately 4% to 7% of sales to research and development.

Investment income decreased to $435,928 in 2001 from $468,176 in 2000. The decrease in 2001 is primarily due to lower average investment balances offset by higher average investment yields during 2001. The increase in investment income during 2000 versus 1999 was primarily due to a higher average yield on investments, partially offset by lower average investment balances during 2000.

The Company's provision for income taxes was 32.5% of income before income taxes in 2001 and 32.0% and 33.5% of pretax income in 2000 and 1999, respectively. Based on current operating conditions and income tax laws, we expect the tax rate for 2002 to be in the range of 32% to 35%.

Net income was $3,420,668 in 2001 compared to $3,270,272 in 2000, and $2,899,167 in 1999. Diluted net income per share was $.61 per share in 2001 compared to $.55 per share in 2000, and $.46 per share in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Total cash, temporary cash investments and marketable securities decreased $4,574,355 during 2001 to $4,934,917. In addition to funding our operations, we used our cash resources to purchase Baseline for approximately $3,600,000, to pay dividends totaling $1,328,663, and to repurchase shares of the Company's common stock during the period totaling $2,378,473. Depending upon market conditions and subject to approval of the board of directors, we may continue to repurchase shares of our common stock on the open market at prices not exceeding the market price.

Cash flow from operations has historically been sufficient to meet our liquidity requirements, capital expenditures and research and development costs. Cash flow from operations totaled $3,603,690, $3,435,594 and $3,783,269 in 2001, 2000 and 1999, respectively.

We have no long-term debt and no material commitments for capital expenditures as of December 31, 2001. Our plant and equipment does not require any major expenditures to accommodate a significant increase in operating demands. We anticipate that a combination of our existing cash, temporary cash investments and marketable securities, plus an expected continuation of cash flow from operations, will continue to be adequate to fund operations, capital expenditures and dividend payments in the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

We adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (as amended by SFAS No. 137), which establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value beginning with the first quarter of fiscal 2001. The adoption of SFAS No. 133 did not impact our financial condition or results of operations.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, *Business Combinations,* and Statement No. 142, *Goodwill and Other Intangible Assets.* Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.*

We adopted the provisions of Statement 141 on July 1, 2001, and Statement 142 effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 have not been amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 have been amortized prior to the adoption of Statement 142.

Statement 141 requires, upon adoption of Statement 142, that we evaluate our existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

As of December 31, 2001, we have unamortized goodwill in the amount of $1,346,795 and unamortized identifiable intangible assets related to acquisitions in the amount of $958,169, both of which are subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was $114,282 and $123,381 for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statement 142, it is not practicable to reasonably estimate the impact of adopting this Statement on our financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In October 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* it retains many of the fundamental provisions of that Statement. SFAS No. 144 becomes effective for fiscal years beginning after December 15, 2001. We are evaluating SFAS No. 144 to determine the impact on our financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES

Our estimates related to certain assets and liabilities are an integral part of the consolidated financial statements. These estimates are considered critical to the consolidated financial statements because they require subjective and complex judgments.

Allowance for doubtful accounts — This reserve is for accounts receivable balances that are potentially uncollectible. The reserve is based on (1) an analysis of customer accounts and (2) our historical experience with accounts receivable write-offs. The analysis would include the age of the receivable, the financial condition of a customer or industry, and general economic conditions. Management believes the results could be materially different if historical trends do not reflect actual results or if economic conditions worsened for our customers.

Inventory reserves — This reserve is for shrinkage, slow moving, and obsolete inventory. The reserve is based on an analysis of inventory trends. Our analysis includes inventory levels, physical inventory counts, cycle count adjustments, the nature of the finished product and its inherent risk of obsolescence, the gross margin of the product, and the on-hand quantities relative to the sales history of that finished product. We believe that the results could be materially different if historical trends do not reflect actual results or if demand for our products decreased because of economic or competitive conditions.

Recoverability of Long-Lived Assets — We assess the recoverability of goodwill and other long-lived assets annually or whenever events or changes in circumstances indicate that expected future undiscounted cash flows might not be sufficient to support the carrying amount of an asset. We deem an asset to be impaired if a forecast of undiscounted future operating cash flows is less than an asset's carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying value of the asset exceeds its fair value. Changes in our business strategies and/or changes in the economic environment in which we operate may result in future impairment charges.

CERTAIN IMPORTANT FACTORS

If we experience any increase in the cost of raw materials or supplies, we may experience a decrease in profit margins.

In the past, the overall cost of the materials that we purchase has not risen much more than the rate of inflation, although the price of some of the components that we purchase has increased in the past several years due in part to our purchasing less of such components. Certain other material and labor costs have increased, but we believe that such increases are approximately consistent with overall inflation rates. We believe that the price of our products and the prices of our competitors' products is a significant factor affecting our customers' buying decisions and consequently, we may not be able to pass along any cost increases in the form of price increases or sustain profit margins that we have achieved in prior years.

The markets in which we operate have experienced minimal growth in recent years, and our ability to increase our revenues will depend in part on our ability to develop new products, develop new applications for our existing products and to acquire complementary businesses and product lines.

The analytical and measurement instrument markets in which we operate have not shown significant growth in recent years. Although we have identified a number of strategies that we believe will allow us to grow our business and increase our sales, including developing new products and technologies, developing new applications for our technologies, acquiring complementary businesses and product lines, and strengthening our sales force, we can not assure you that we will be able to successfully implement these strategies, or that these strategies will result in the growth of our business or an increase in sales.

If we acquire businesses in the future, we may experience a decrease in our profit margins and our net income.

One of our growth strategies is to supplement our internal growth with the acquisition of businesses and technologies that complement or augment our existing products. Some of the businesses that we previously acquired have produced net operating losses or low levels of profitability. Businesses that we may acquire in the future may be marginally profitable or unprofitable. We will likely have to successfully change the operations of any companies that we acquire in the future and improve the market penetration of such companies in order to achieve the level of profitability that we desire. In addition, acquisitions that we believe will be beneficial to our business and financial results are difficult to identify and complete for a number of reasons, including the competition among prospective buyers. We may not be able to complete acquisitions in the future and any acquisitions that we do complete may have an adverse effect on our financial performance and liquidity. It may be necessary for us to raise additional funds either through public or private financing in order to finance any future acquisitions. Any equity or debt financing, if available at all, may be on terms that are not favorable to us and may dilute the ownership of our existing shareholders.

We face risks of technological changes that may render our products obsolete.

The markets for our products and services are characterized by rapid and significant technological change and evolving industry standards. As a result of such changes and evolving standards, our products may become noncompetitive or obsolete and we may have to develop new products in order to maintain or increase our revenues. New product introductions that are responsive to these factors require significant planning, design, development and testing at the technological, product, and manufacturing process levels and we may not be able to timely develop new products. In addition, industry acceptance of new technologies that we may develop may be slow to develop due to, among other things, existing regulations or standards written specifically for older technologies and general unfamiliarity of users with new technologies. As a result, any new products that we may develop may not generate any meaningful revenues or profits for us for a number of years, if at all.

Any reduction in the level of capital expenditures by our customers could negatively impact our sales.

Our customers include pharmaceutical, food, medical, and chemical companies, laboratories, government agencies, and public and private research institutions. The capital spending of these entities can have a significant effect on the demand for our products. The recent slowdown in the U.S. economy has resulted in certain customers decreasing the amount of their capital expenditures. Any decrease in capital spending by any of these customer groups could have a material adverse effect on our business and results of operations.

A significant portion of our sales are generated from foreign countries and selling in foreign countries entails a number of risks which could result in a decrease in our sales or an increase in our operating expenses.

Sales outside the United States accounted for approximately 43% of our revenues in 2001 and for approximately 41% and 36% of our revenues in 2000 and 1999. We expect that international sales will continue to account for a significant portion of our revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following:

- agreements may be difficult to enforce;
- receivables may difficult to collect;
- foreign customers may have longer payment cycles;
- the countries into which we sell may impose tariffs or adopt other restrictions on foreign trade;
- fluctuations in exchange rates may affect product demand; and
- export licenses, if required, may be difficult to obtain and the protection of intellectual property in foreign countries may be more difficult to enforce.

If any of these risks were to materialize, our sales into foreign countries could decline, or our operating expenses could increase, which would adversely affect our financial results.

Some of our competitors have greater resources than we do, which may provide our competitors with an advantage in the development and marketing of new products.

We currently encounter, and expect to continue to encounter, competition in the sale of our products. We believe that the principal competitive factors affecting the market for our products include product quality and performance, price, reliability and customer service.

Our competitors include large multinational corporations. Some of our competitors have substantially greater financial, marketing, and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than we can. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. Our current products, products under development and our ability to discover new technologies may be insufficient to enable us to compete effectively with our competitors.

Our reliance upon patents, domestic trademark laws and contractual provisions to protect our proprietary rights may not be sufficient to protect our intellectual property from others who may sell similar products.

We hold patents relating to various aspects of our products and believe that proprietary technical know-how is critical to many of our products. Proprietary rights relating to our products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. We can not be certain that we will be issued any patents from any pending or future patent applications owned by or licensed to us or that the claims allowed under any issued patents will be sufficiently broad to protect our technology. In the absence of patent protection, we may be vulnerable to competitors who attempt to copy our products or gain access to our trade secrets and know-how. Our competitors may initiate litigation to challenge the validity of our patents, or they may use their resources to design comparable products that do not infringe our patents. We may incur substantial costs if our competitors initiate litigation to challenge the validity of our patents or if we initiate any proceedings to protect our proprietary rights and if the outcome of any such litigation is unfavorable to us, our business and results of operations could be materially adversely affected. There may also be pending or issued patents held by parties not affiliated with us that relate to our products or technologies and we may need to acquire licenses to any such patents to continue selling some or all of our products. If we had to obtain any such license in order to be able to continue to sell some or all of our products, we may not be able to do so on terms that were favorable to us, if at all.

In addition, we rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our collaborators, employees, and consultants. These agreements may be breached and we may not have adequate remedies for any such breach. Even if these confidentiality agreements are not breached, our trade secrets may otherwise become known or be independently developed by competitors.

The market price of our common stock has fluctuated significantly in the past and will likely continue to do so in the future and any broad market fluctuations may materially adversely affect the market price of our common stock.

The market price of our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

- announcements of new products by us or our competitors;
- quarterly fluctuations in our financial results;
- customer contract awards;
- developments in regulation; and
- general economic and political conditions in the various markets where our products are sold.

In addition, the stock prices of instrumentation companies have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Substantially all of our marketable securities are at fixed interest rates and therefore the fair value of these instruments is affected by changes in market interest rates. However, all of our marketable securities mature within three years. Accordingly, we believe that the market risk arising from our holding of these financial instruments is minimal.

mocon

7500 Boone Avenue North
Minneapolis, Minnesota 55428 USA
763-493-6370

Website: www.mocon.com